PLAYERS NETWORK

LETTERHEAD

July 30, 2013

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director Kathleen Krebs, Special Counsel Ajay Koduri, Staff Attorney Robert Littlepage, Accounting Branch Chief Sharon Virga, Staff Accountant

Re:	Players Network Form 10-K for the fiscal year ended December 31, 2012 Filed April 12, 2013 File No. 333-185263

To Whom It May Concern:

On behalf of Players Network, a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated July 3, 2013 (the “SEC Letter”) regarding the Annual Report on Form 10-K (the “Annual Report”).

Form 10-K for the fiscal year ended December 31, 2012

Controls and Procedures, page 27

1. In accordance with the staff's comment, please be advised that in future filings the conclusions of both the principal executive officer and financial officer as to the effectiveness of the Company's disclosure controls and procedures will be reflected and that such person is one and the same.

Securities and Exchange Commission

Page Two

July 30, 2013

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities, page 14

(e) Recent Sales of Unregistered Securities, page 15

2. Please be advised that the Company did not intend to reference that the shares were issued "under Rule 144" but rather that the shares were restricted stock capable of resale under the safe harbor Rule 144. The disclosure has been revised accordingly regarding the transactional exemptions available.

.

Financial Statements

Note 12 - Stockholders' Equity (Deficit) page F-21

3. Please be advised that all references to "free-trading" have all been deleted.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Players Network

By: /s/ Mark Bradley
       President//Chief Executive Officer